Exhibit  99.2

IGI Reports Second Quarter and Half-Year 2020 Financial Results

HAMILTON, Bermuda, August 13, 2020 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced financial results for the second quarter and first six months of 2020.

Highlights for the second quarter and first six months of 2020 include:

(in U.S Dollars Millions, except ratios and per share information)
	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Gross Written Premiums	$137.3	$106.3	$236.5	$186.3
Net Underwriting Profit	$23.0	$14.3	$46.1	$26.2
Net Profit After Tax	$12.0	$8.4	11.2	$14.9
Combined Ratio	84.0%	90.4%	82.6%	92.7%
Net Investment Income	$2.2	$3.6	$4.8	$6.0
Core Operating Income	$10.3	$8.5	$23.7	$13.1
Core Operating Earnings Per Share	$0.21	$0.24	$0.56	$0.38
Core Operating Return on Average Equity (annualized)(x)	11.6%	10.8%	14.0%	8.6%
Book Value Per Share			$8.06	--

IGI Chairman and CEO Mr. Wasef Jabsheh said, “We are very pleased with our strong performance in the second quarter and first half of 2020, particularly as we, along with the rest of the world, continue to navigate the effects of the COVID-19 pandemic. While we are hearing and reading of new lockdown measures in some of the jurisdictions where we operate, our view of the financial impact of the COVID-19 pandemic on IGI currently remains unchanged.

Our underwriting results, reflected in a combined ratio of 82.6% for the half year, clearly demonstrate the strength of our technical capabilities and our ability to respond quickly to firming rates and conditions, particularly in those markets that are seeing the most significant changes. As expected, we continued to see rate increases in virtually every line of business we write during the second quarter, culminating in an overall average rate improvement of more than 19% across our book of business, enabling us to make further refinements to our existing portfolio while writing new business, including our new U.S. E&S portfolio.

I am very proud of all our IGI colleagues whose hard work, focus and commitment over the past several months have enabled us to continue to execute our strategy seamlessly, while delivering excellent service to our clients and partners.

You will have seen the announcement, made separately, that our Board of Directors has declared a common share dividend of $0.09. IGI has a long track record of delivering shareholder value, and we look forward to continuing to generate long-term value for our new shareholders.”

Underwriting Results

Gross written premiums were $137.3 million for the quarter ended June 30, 2020, an increase of 29.2% compared to $106.3 million for the quarter ended June 30, 2019. The increase in gross written premiums during the quarter was the result of new business generated across virtually all lines, as well as improved renewal pricing. Given firming market conditions, the Company also took the opportunity to further refine its existing portfolio, achieving improved terms and conditions.

For the first six months of 2020, gross written premiums were $236.5 million, up 27% compared to $186.3 million for the first half of 2019.

The claims and claims expense ratio represents net claims and claims adjustment expenses as a percentage of net premiums earned. Claims and claims expense ratios were 48.1% and 52.5% for the quarters ended June 30, 2020 and 2019, respectively. The claims and claims expense ratios included current accident year net catastrophe losses of $1.8 million, or 2.6 points, for the quarter ended June 30, 2020, and current accident year net catastrophe losses of $2.2 million, or 4.0 points, for the quarter ended June 30, 2019. Favorable development on loss reserves from prior accident years was $1.2 million or 1.7 points for the quarter ended June 30, 2020 compared to unfavorable development of $5.4 million or 9.9 points for the quarter ended June 30, 2019.

Claims and claims expense ratios were 47.2% and 53.5% for the six months ended June 30, 2020 and 2019, respectively. The claims and claims expense ratios included current accident year net catastrophe losses of $2.6 million, or 1.9 points, for the six months ended June 30, 2020, and current accident year net catastrophe losses of $5.8 million, or 5.6 points, for the six months ended June 30, 2019. Favorable development on loss reserves from prior accident years was $11.2 million or 8.2 points for the six months ended June 30, 2020, compared to unfavorable development of $1.3 million or 1.2 points for the six months ended June 30, 2019, respectively.

The combined ratio is the sum of the claims and claims expenses ratio and the expense ratio. The combined ratio for the quarter ended June 30, 2020 was 84.0%, compared to 90.4% for the same quarter in 2019. The improvement in the combined ratio was the result of a number of factors: improvement in the claims and claims expense ratio driven by positive loss experience on prior accident years when compared to the same period in 2019, significant growth in net earned premiums, and lower policy acquisition expenses.

The combined ratio for the six months ended June 30, 2020 was 82.6%, compared to 92.7% for the same period in 2019.

Segment Results

The Long-tail Segment, which represented approximately 35% of the Company’s gross written premiums for the first six months of 2020, includes all professional and financial lines written by the Company, including D&O, professional indemnity, financial institutions, surety, marine liability and general third-party liability, all of which are non-U.S. exposures.

Net written premiums for the quarter ended June 30, 2020 were $37.8 million, compared to $31.9 million in the comparable quarter in 2019. The net underwriting result for this segment was $6.4 million for the second quarter of 2020 compared to $4.3 million in the second quarter of 2019.

Net written premiums for the six months ended June 30, 2020 were $70.5 million, compared to $56.2 million in the comparable period in 2019. The net underwriting result for this segment was $19.5 million for the first six months of 2020, compared to $8.8 million in the first six months of 2019.

The Short-tail Segment, which represented approximately 60% of the Company’s gross written premiums for the first six months of 2020, includes energy, property, general aviation, ports and terminals, construction & engineering, and political violence.

Net written premiums for the quarter ended June 30, 2020 were $49.1 million, compared to $38.6 million in the comparable quarter in 2019. The net underwriting result for this segment was $13.3 million for the second quarter of 2020 compared to $8.6 million in the second quarter of 2019.

Net written premiums for the six months ended June 30, 2020 in the Short tail Segment were $88.7 million, compared to $70.2 million in the comparable period in 2019. The net underwriting result for this segment was $21.4 million for the first six months of 2020, compared to $14.9 million in the first six months of 2019.

The Reinsurance Segment, which represented approximately 5% of the Company’s gross written premiums for the first six months of 2020, includes the Company’s treaty reinsurance portfolio.

Net written premiums for the quarter ended June 30, 2020 in the Reinsurance Segment were $4.5 million, compared to $3.9 million in the comparable quarter in 2019. The net underwriting result for this segment was $3.2 million for the second quarter of 2020 compared to $1.4 million in the second quarter of 2019.

Net written premiums for the six months ended June 30, 2020 in the Reinsurance Segment were $11.4 million, compared to $10.9 million in the comparable period in 2019. The net underwriting result for this segment was $5.2 million for the first six months of 2020, compared to $2.4 million in the first six months of 2019.

Investment Results

Investment results for the second quarter of 2020 showed some positive recovery in mark-to-market and foreign currency adjustments from the impact of market turbulence related to the COVID-19 pandemic during the first quarter of 2020. The fixed income and equity portfolios both benefitted by $7.5 million and $1.3 million, respectively, during the second quarter of 2020. The combined benefit of foreign currency and investment valuation recoveries during the second quarter of 2020 was $12.0 million to Shareholders’ Equity at June 30, 2020.

Including an unrealized mark-to-market gain of $1.0 million, total investment income was $4.7 million during the second quarter of 2020. This compares to total investment income of $3.7 million in the second quarter of 2019. Excluding realized and unrealized gains and losses, total investment income, net, was $2.2 million and $3.6 million for the quarters ended June 30, 2020, and June 30, 2019, respectively, and resulting net investment yields were 1.4% for the second quarter of 2020, and 2.8% for the corresponding period in2019

For the first six months of 2020, including an unrealized mark-to-market loss of $3.6 million, total investment income was $2.7 million, compared to total investment income of $7.4 million in the first six months of 2019. Excluding realized and unrealized gains and losses, total investment income, net, was $4.8 million and $6.0 million for the six months ended June 30, 2020, and June 30, 2019, respectively, and resulting net investment yields of 1.5% for the first half of 2020, and 2.3% for the corresponding period in 2019.

Cash and cash equivalents and term deposits totaled $318.7 million at June 30, 2020, representing just under 46.5% of the total investment and cash portfolio, compared to $312.2 million at June 30, 2019, when it represented 51.3%.

Other

Net profit after tax for the quarter ended June 30, 2020 was $12.0 million compared to a net profit after tax of $8.4 million for the quarter ended June 30, 2019. Net profit after tax for the six months ended June 30, 2020 was $11.2 million compared to a net profit after tax of $14.9 million for the quarter ended June 30, 2019.

Core operating income was $10.3 million and $8.5 million for the quarters ended June 30, 2020 and June 30, 2019, respectively. The increase in core operating income during the second quarter of 2020 was primarily the result of the lower combined ratio, which was 6.4 points better in the second quarter 2020 when compared to the second quarter in 2019. Core operating income was $23.7 million and $13.1million for the six months ended June 30, 2020 and June 30, 2019, respectively.

Core operating return on average equity (annualized) was 11.6% for the quarter ended June 30, 2020, compared to 10.8% for the quarter ended June 30, 2019. Core operating return on average equity (annualized) was 14.0% for the six months ended June 30, 2020, and 8.6% for the six months ended June 30, 2019.

Book value per share was $8.06 at June 30, 2020, representing a marginal increase from March 31, 2020.

Summary of Condensed Unaudited Operating Results

The Company’s operating results for the half year and quarter ended June 30, 2020 and 2019 are summarized as follows:

	Half year ended June 30,		Quarter ended June 30,
($) in millions except for ratio and per share data	2020	2019	2020	2019
Selected Income Statement Data:
Gross written premiums	$236.5	$186.3	$137.3	106.3
Reinsurers’ share of insurance premiums	(65.9)	(49.0)	(45.9)	(31.9)
Net written premiums	$170.6	$137.3	$91.4	$74.4
Net change in unearned premiums	(34.4)	(33.8)	(23.7)	(20.6)
Net premiums earned	$136.2	$103.5	$67.7	$53.8
Net claims and claim adjustment expenses	(64.3)	(55.4)	(32.6)	(28.2)
Net policy acquisition expenses	(25.8)	(22.0)	(12.2)	(11.3)
Net underwriting results	$46.1	$26.1	$22.9	$14.3
Total investment income, net (1)	4.8	6.0	2.2	3.6
Net realized gain/(losses) on investments	1.5	0.4	1.5	(0.3)
Unrealized (losses)/gain/on investments	(3.6)	1.0	1.0	0.4
General and administrative expenses	(22.4)	(18.5)	(12.1)	(9.0)
Other expenses, net (2)	(2.7)	(0.3)	(2.3)	(0.2)
Listing related expenses	(3.4)	-	(0.9)	-
Reversal of gain from listing transaction	-	-	(2.4)	-
(Loss)/Gain on foreign exchange	(8.7)	0.4	3.2	(0.2)
Profit before tax	$11.6	$15.1	$13.0	$8.6
Income tax expense	(0.4)	(0.2)	(1.0)	(0.2)
Profit for the period	$11.2	$14.9	$12.0	$8.4

Core operating income (3)	23.7	13.1	10.3	8.5
Return on average equity (annualized)	6.6%	9.8%	13.4%	10.8%
Core operating return on average equity (annualized)	14.0%	8.6%	11.6%	10.8%
Supplemental Information:
Claims & claims expense ratio (4)	47.2%	53.5%	48.1%	52.5%
Policy acquisition expense ratio (5)	19.0%	21.3%	18.1%	21.0%
G&A expense ratio (6)	16.4%	17.9%	17.8%	16.9%
Expense ratio (7)	35.4%	39.2%	35.9%	37.9%
Combined ratio (8)	82.6%	92.7%	84.0%	90.4%
CAT losses on an accident year basis	1.9%	5.6%	2.6%	4.0%
Prior year development (favorable)/unfavorable	(8.2%)	1.2%	(1.7%)	9.9%
Accident year claims and claims expense ratio excluding CAT losses	53.5%	46.7%	47.2%	38.6%
Accident Year Combined Ratio	88.9%	85.9%	83.1%	76.5%

Selected Balance Sheet Data:

	As at 30 June, 2020	As at 31 December, 2019
Cash and cash equivalents and term deposits (9)	$318.7	$312.2
Total investments (10)	366.0	292.5
Cash and investments	$684.7	$604.7
Total assets	1,167.2	1,009.1
Technical reserves, net
Net outstanding claims (11)	$265.9	$236.9
Net unearned premiums (12)	206.7	172.3
Total equity	366.3	312.1
Number of common outstanding shares (13)	48.4	34.0
Book value per share (14)	8.06	9.2

	Half year ended June 30,		Quarter ended June 30,
	2020	2019	2020	2019
Weighted average number of shares – basic and diluted (15)	42.4	34.6	48.4	34.6
Basic and diluted earnings per share (16)	0.26	0.43	0.25	0.24

(1)	Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments.
(2)	Represents the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables.

	Half year ended June 30,		Quarter ended June 30,
($) in millions	2020	2019	2020	2019

Other revenues	$0.1	$.9	$0.1	$0.4
Other expenses	(0.6)	(1.2)	(0.2)	(0.6)
Impairment loss on insurance receivables	(2.2)	-	(2.2)	-
Other expenses, net	(2.7)	(0.3)	(2.3)	(0.2)

(3)	“Core operating income” is calculated as after-tax profit for the period after adjusting for non-recurring items, adding back net realized loss (gains) on investments, unrealized loss (gain) on revaluation of financial assets, fair value changes of held for trading investments, fair value gain on investment property, (loss) gain on foreign exchange , net impairment losses on investments recognized in earnings, extraordinary listing related expenses and reversal of gain arising from fair value measurement of business combination recorded in Q1 2020. For a reconciliation of “core operating income,” a non-IFRS measure, and profit for the period, an IFRS measure, see “Non-IFRS Financial Measures — Core Operating Income.”
(4)	The claims and claim expenses ratio represent net claims and claim adjustment expenses as a percentage of net premiums earned.
(5)	The policy acquisition expenses ratio represents net policy acquisition expenses as a percentage of net premiums earned.
(6)	The general and administrative expense ratio represents general and administrative expenses as a percentage of net premiums earned.
(7)	The expense ratio is the sum of the policy acquisition expenses ratio and the general and administrative expenses ratio.
(8)	The combined ratio is the sum of the claims and claim expenses ratio and the expense ratio.
(9)	Includes cash and cash equivalents and term deposits.

(10)	Includes investments, investment properties and investments in associates, calculated as follows:

	Period Ended
	30 June 2020	31 December 2019
	($) in millions except for ratio and per share data
Investments	$329.6	$253.7
Investment properties	23.8	25.7
Investments in associates	12.6	13.1
Total investments	$366.0	$292.5

(11)	Represents gross outstanding claims, net of reinsurance shares of outstanding claims.
(12)	Represents gross unearned premiums, net of reinsurance shares of unearned premiums.
(13)	To make book value per share as of 30 June 2020 comparable with 31 December 2019, actual common outstanding shares as of 31 December 2019 are adjusted with share exchange ratio of 0.254 used in March business combination.
(14)	Book value per share is calculated by dividing total equity by the number of shares outstanding excluding unvested shares.
(15)	To make earnings per share for the period ending of 30 June 2020 comparable with same period of 30 June 2019, actual weighted average number of basic and diluted shares for the period ending 30 June 2019 are adjusted with share exchange ratio of 0.254 used in March business combination .
(16)	Basic and diluted earnings per share is calculated by dividing total net profit for the period by the number of Weighted average number of shares – basic and diluted, respectively.

Segment Results:

Segment information for the IGI’s consolidated operations is as follows:

	For the six months ended 30 June 2020
($) in millions	Specialty Long tail	Specialty Short tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	83.0	142.1	11.4	236.5
Reinsurer’s share of insurance premiums	(12.5)	(53.4)	-	(65.9)
Net written premiums	70.5	88.7	11.4	170.6
Net change in unearned premiums	(6.1)	(25.2)	(3.1)	(34.4)
Net premiums earned	64.4	63.5	8.3	136.2

Net policy acquisition expenses	(12.8)	(11.6)	(1.4)	(25.8)
Net claims and claim adjustment expenses	(32.1)	(30.5)	(1.7)	(64.3)
Net underwriting results	19.5	21.4	5.2	46.1

For the six months ended 30 June 2019
($) in millions	Specialty Long tail	Specialty Short tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	59.9	115.5	10.9	186.3
Reinsurer’s share of insurance premiums	(3.7)	(45.3)	-	(49.0)
Net written premiums	56.2	70.2	10.9	137.3
Net change in unearned premiums	(11.1)	(20.1)	(2.6)	(33.8)
Net premiums earned	45.1	50.1	8.3	103.5

Net policy acquisition expenses	(9.8)	(10.8)	(1.4)	(22.0)
Net claims and claim adjustment expenses	(26.5)	(24.4)	(4.5)	(55.4)
Net underwriting results	8.8	14.9	2.4	26.1

For the three months ended 30 June 2020
($) in millions	Specialty Long tail	Specialty Short tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	47.0	85.8	4.5	137.3
Reinsurer’s share of insurance premiums	(9.2)	(36.7)	-	(45.9)
Net written premiums	37.8	49.1	4.5	91.4
Net change in unearned premiums	(6.1)	(17.7)	0.1	(23.7)
Net premiums earned	31.7	31.4	4.6	67.7

Net policy acquisition expenses	(5.8)	(5.7)	(0.7)	(12.2)
Net claims and claim adjustment expenses	(19.5)	(12.4)	(0.7)	(32.6)
Net underwriting results	6.4	13.3	3.2	22.9

For the three months ended 30 June 2019
($) in millions	Specialty Long tail	Specialty Short tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	32.7	69.7	3.9	106.3
Reinsurer’s share of insurance premiums	(0.8)	(31.1)	-	(31.9)
Net written premiums	31.9	38.6	3.9	74.4
Net change in unearned premiums	(7.7)	(13.3)	0.4	(20.6)
Net premiums earned	24.2	25.3	4.3	53.8

Net policy acquisition expenses	(5.2)	(5.4)	(0.7)	(11.3)
Net claims and claim adjustment expenses	(14.7)	(11.3)	(2.2)	(28.2)
Net underwriting results	4.3	8.6	1.4	14.3

Non-IFRS Financial Measures

In presenting our results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, better explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Core Operating Income

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income,” a non-IFRS financial measure, provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes our underlying business performance.

Core operating income is calculated by the addition or subtraction of certain income statement line items from profit for the period, the most directly comparable IFRS financial measure, as illustrated in the table below:

	Half year ended June 30,		Quarter ended June 30,
($) in millions	2020	2019	2020	2019

Profit for the period	$11.2	$14.9	$12.0	$8.4
Non-IFRS adjustments:
Net realized (gains)/loss on investments (tax adjusted) (1)	(1.3)	(0.4)	(1.2)	0.3

Unrealized loss/(gain) on investments (tax adjusted) (2)	3.2	(1.0)	(0.9)	(0.4)
Listing related expenses	3.4	-	0.9	-
Reversal of gain from listing transaction (3)	-	-	2.4	-
Net loss/ (gain) on foreign exchange (tax adjusted) (4)	7.2	(0.4)	(2.9)	0.2
Core operating income	$23.7	$13.1	$10.3	$8.5
Average equity (5)	339.2	304.8	355.1	311.5
Core operating return on average equity(6)	14.0%	8.6%	11.6%	10.8%
Core operating earnings per share(7)	0.56	0.38	0.21	0.24

(1)	Represents net realized (gain) / loss on investments foreign exchange adjusted for tax expense of $0.1 million in first half (H1 2019: NIL) and Q2 $ 0.2 million (Q2 2019: NIL) respectively.
(2)	Represents net unrealized loss/(gain) on investments adjusted for tax credit of $0.3 million in first half (H1 2019: NIL) and Q2 $ 0.4 million (Q2 2019: NIL) respectively.
(3)	Represents reversal of excess of fair value of Tiberius’ identifiable net assets acquired pursuant to business combination in March over the fair value of the equity instruments deemed to have been issued by IGI. Outcome of fair value measurement represents a ‘bargain’ which does not qualify as a share-based payment under IFRS 2, hence is removed from the income statement in Q2 2020.
(4)	Represents loss / (gain) on foreign exchange adjusted for the tax credit and expense of $1.5 million in first half (H1 2019: NIL) and Q2 $ 0.4 million (Q2 2019: NIL) respectively.
(5)	Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the beginning of the reporting period, divided by 2.
(6)	Represents annualized core operating income for the period divided by average shareholders’ equity.
(7)	Represents core operating income divided by weighted average number of shares for the period.

In addition to presenting a profit or loss for the period determined in accordance with IFRS, we believe that showing “core operating income,” a non-IFRS financial measure, provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes our underlying business performance. “Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table above. We exclude these items from our calculation of “core operating income” because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, the availability of investment market opportunities and other factors. We believe these amounts are largely independent of our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of our pricing, loss frequency and severity. Over time our underwriting profitability is also influenced by underwriting discipline, which seeks to manage exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and ability to manage expense ratio, which we accomplish through management of acquisition costs and other underwriting expenses.

Return on average equity and core operating return on average equity, both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

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The Company will hold a dial-in conference call and question and answer session with investors at 9 a.m. Eastern tomorrow, August 14. Investors and analysts are encouraged to call in 10 minutes prior to the commencement of the call. The conference call can be accessed by dialing 1-877-270-2148 (U.S. callers), or 1-412-902-6510 (international callers), and asking to join the IGI call approximately 15 minutes in advance of the start of the call. The media are invited to listen to the call live over the Internet in the Investors section of IGI’s web site, www.iginsure.com. To listen to the webcast, please log on to the broadcast at least five minutes prior to the start.

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About IGI:

IGI is an international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release may include “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to current or future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the potential inability to recognize the anticipated benefits of the transaction with Tiberius; (5) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (6) the potential effects of the COVID-19 pandemic; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, PR & Marketing Manager

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com